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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)


                        N-VIRO INTERNATIONAL CORPORATION
     -----------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   62944W 20 7
         --------------------------------------------------------------
                                 (CUSIP Number)

                           Robert A. Cooke, President
                        Strategic Asset Management, Inc.
             600 Boston Neck Road, N. Kingstown, Rhode Island 02852
                                 (401) 667-0924
                                 --------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 5, 2004
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.:  62944W 20 7

1  NAMES OF REPORTING PERSONS

Strategic Asset Management, Inc., a Nevada corporation, formerly named "Worldtech Waste Management, Inc.", under which name it has previously filed Form 13D and amendments 1 and 2 thereto. Strategic Asset Management, Inc. filed amendments 3 and 4 in its name.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

EIN:  54-1955034

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
              (a) [ ]
              (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS (See Instructions)

Not applicable.

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e) [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Nevada, U.S.A.

NUMBER OF           7       SOLE VOTING POWER: 101,115 shares.
SHARES
BENEFICIALLY        8       SHARED VOTING POWER:  0 shares.
OWNED BY
EACH                9       SOLE DISPOSITIVE POWER: 101,115 shares
REPORTING PERSON
WITH               10       SHARED DISPOSITIVE POWER:  0 shares.

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    101,115 shares

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.9%

14  TYPE OF REPORTING PERSON (See Instructions)
    CO


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ITEM 1.     SECURITY AND ISSUER.

This Statement relates to shares of Common Stock, $0.01 par value per share (the "Common Stock"), of N-Viro International Corporation (the "Issuer"). The Issuer's principal executive office is located at 3450 W. Central Avenue, Suite 328, Toledo, Ohio 43606.

ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Strategic Asset Management, Inc., formerly named "Worldtech Waste Management, Inc." (the "Reporting Person").

(b) The business address of the Reporting Person is:

     600 Boston Neck Road, N. Kingstown, Rhode Island 02852

(c) The Reporting Person's present principal occupation is:

         investment in, providing of business and financial consulting and advisory services to, and control and operation of, businesses

(d) Strategic Asset Management, Inc. (formerly named Worldtech Waste Management, Inc.) has not been convicted in a criminal proceeding.

(e) During the last five years, Strategic Asset Management, Inc. (formerly named "Worldtech Waste Management, Inc.") has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

(f) The Reporting Person is a Nevada corporation.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Amendment #5 relates solely to the recission of prior transactions and did not require the use of any funds.

ITEM 4.     PURPOSE OF TRANSACTION.

(a) The Reporting Person intends, depending upon the circumstances, to purchase and/or acquire additional shares of the Common Stock of the Issuer. The Reporting Person intends, depending upon the circumstances, to sell and/or dispose of shares of the Common Stock of the Issuer. No definitive plan or proposal exists at this time with respect to either, however.

(b) The Reporting Person intends to review the Florida partnership, perhaps proposing steps to liquidate it. The Reporting Person intends to introduce potential acquisition candidates and propose acquisitions by the Issuer of other environmental businesses.

(c) The Reporting Person intends to review the Florida partnership, perhaps proposing steps to sell the Issuer's interest therein.

(d) The Reporting Person intends to propose changes in the present board of directors of the Issuer and, depending upon the circumstances, may propose changes in the management of the Issuer. Such proposals may include the proposal (nomination) of nominees for election to the board of directors or as officers of the corporation.

(e)  Not applicable.

(f) The Reporting Person intends to introduce potential acquisition candidates and propose acquisitions of other environmental businesses.

(g)  Not applicable

(h)  Not applicable.

(i)  Not applicable.

(j)  Not applicable



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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

a) N-Viro International Corporation ("N-Viro") reported, in its most recent Proxy Statement, that it had 2,577,433 shares of Common Stock issued and outstanding. As of the date of this Schedule, the Reporting Person was the legal and beneficial owner of 101,115 shares of Common Stock, which is 3.9% of the issued and outstanding shares of N-Viro's Common Stock.

(b) The Reporting Person has the sole power to vote, or to direct the vote of, 101,115 shares of Common Stock and sole power to dispose of, or to direct the disposition of, 101,115 shares of Common Stock.

(c) The Reporting Person rescinded additional prior exchanges of its own common stock for 205,800 shares of the Common Stock of N-Viro. As a result, the Reporting Person is below the 5% reporting threshold and, absent future acquisitions which increase its holdings back above the 5% threshold, no further
Schedule 13-D's will be filed.

d) Not applicable; no other person is known to have any such right or power.

e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer. The issuer and the Reporting Person entered into a so-called Technology Transfer Agreement and a stock repurchase option, under which the Reporting Person was limited from acquiring additional securities of the issuer. However, it is the Reporting Person's position that such agreement was void AB INITIO and, in any event, that agreement has been modified by the issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 9, 2004


                                            STRATEGIC ASSET MANAGEMENT, INC.



                                            /s/ Robert A. Cooke
                                            ----------------------------------
                                            By: Robert A. Cooke, President